Exhibit 99.1

Sapiens Announces Halt of a Software Development Project, Revises 2017 Outlook

Holon, Israel - April 27, 2017 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that work on a software development project with a significant customer has been halted due to a dispute with the customer.

Several years ago, Sapiens entered into a software development project agreement with the customer to customize, enhance and implement a new product.

Recently, Sapiens received a letter from the customer, in which the customer alleged that Sapiens has materially breached its agreement with the customer.  After carefully examining the customer's allegations, Sapiens informed the customer that it has not materially breached any of its obligations under the agreement and that the customer itself has materially breached the agreement. The parties are currently engaged in discussions relating to the foregoing.

As a result of the foregoing, the project has been halted and Sapiens currently does not expect to generate any further revenues from such customer in 2017.

As a result, Sapiens is revising its guidance for its 2017 revenues, which it now expects to be between $265 million and $275 million (on a non-GAAP basis).

Sapiens now expects its operating profit margin for the first half of 2017 to be between 3%-4%, increasing to 13.5%-14.5% in the second half of the year (in each case, on a non-GAAP basis). Sapiens also expects its full-year operating profit margin to be between 9% and 10% (on a non-GAAP basis).

“We are disappointed that this project has been halted, and we are working to resolve this matter with the customer,” commented Roni Al-Dor, President and Chief Executive Officer of Sapiens. “To be clear, the disagreement is related to a jointly developed product, which is unrelated to the other solutions currently sold by Sapiens. This relatively limited impact on the previously announced revenue outlook for 2017 (despite the halt of the project described above) derives from the Company’s success in various other existing and new projects.”

Al-Dor added: “Sapiens has taken and will continue taking, in the first and second quarters of 2017, non-operational restructuring steps intended to address the foregoing developments with the customer and the integration of the recently acquired StoneRiver, Inc., in order to be on track in the second half of 2017.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com